China Energy Recovery, Inc.
Building #26, No. 1388 Zhangdong Road
Zhangjiang Hi-tech Park
Shanghai, China 201203

November 23, 2011

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549

Re:	China Energy Recovery, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 19, 2011
Form 10-Q for the period ended June 30, 2011
Filed August 15, 2011
File No. 0-53283

Dear Mr. Cash:

I am responding to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 15, 2011, to China Energy Recovery, Inc. (the “Company”).  Set forth below are the Company’s responses to the Staff’s comments.  I have reproduced the Staff’s comments in bold type for your convenience and have followed the comments with the Company’s response.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010

Securities Authorized for Issuance under Equity Compensation Plans, page 32

1.
We note that as of December 31, 2010, you had 30,906,266 shares of common stock issued and outstanding and 6,422,728 shares underlying outstanding options, warrants and rights. We also note that according to note 14 to your audited financial statements, you had only 560,000 compensation-related options outstanding as of December 31, 2010.  In future filings, please provide a brief narrative disclosure of the terms of the equity compensation plans adopted without shareholder approval, or cross-reference the notes(s) to your financial statements where such disclosure is included.  Please see Item 201(d)(3) of Regulation S-K and related Instruction 7.

Response:  In its future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (“2011 Form 10-K”), the Company will provide a description of its equity compensation plans (including those plans adopted without shareholder approval) plus a two-step reconciliation of options and warrants to total dilutive securities under “Earnings per Share” note.

Liquidity and Capital Resources, page 45

Capital Resources, page 47

2.
It appears that the November 18, 2010 loan agreement with Shanghai Pudong Development Bank and the December 9, 2010 loan agreement with Bank of China have not been filed as exhibits to the annual report.  Please file these agreements with you next report.

Response:  The Company will file the November 18, 2010 loan agreement with Shanghai Pudong Development Bank and the December 9, 2010 loan agreement with the Bank of China as exhibits to its 2011 Form 10-K.

Director Compensation, page 90

3.
Please file the director retainer agreements as exhibits to your future periodic reports.  In addition, with a view towards future disclosure, please tell us whether the amount and the payment of cash retainers are determined by the terms of the retainer agreements or whether they are subjectively determined by the board.  In this regard, we note that Ms. Lau was the only director who received a cash retainer.

Response: The Company filed its retainer agreement with Ms. Estelle Lau on October 6, 2009 as an exhibit to the 8-K announcing Ms. Lau’s appointment to the Board of Directors.  The Company will incorporate by reference Ms. Lau’s retainer agreement into its 2011 Form 10-K, and the Company will file the retainer agreements with its directors as exhibits in its future periodic reports.  The amount and the payment of cash retainers to the Company’s directors are determined by the terms of their retainer agreements.

Quarterly Report on Form 10-Q for the Period Ended June 30, 2011

General

4.	We note your disclosure in Note 16 related to the January 8, 2011 agreement with Zhenjiang Kailin Clean Heat Energy. Please file the agreement as an exhibit to your periodic report.

Response: The Company will file the Zhenjiang Kailin Clean Heat Energy agreement as an exhibit to its 2011 Form 10-K.

In connection with its response to the comments of the Staff of the Commission made above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Simon Dong
Simon Dong,
Acting Chief Financial Officer